

June 1, 2007

<u>**Via Facsimile 212-822-5482 and U.S. Mail**</u>

Roland Hlawaty
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005

> **Re:** **Grupo Aeroportuaria del Sureste, S.A.B. de C.V.**
> **Schedule TO-T filed by Agrupacion Aeroportuaria Internacional II,**
> **S.A. de C.V., Agrupacion Aeroportuaria Internacional I, S.A. de C.V.,**
> **and Fernando Chico Pardo**
> **SEC File No. 5-60473**

Dear Mr. Hlawaty:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has reviewed the filings listed above. Our comments follow. All defined terms
used in this letter have the same meaning as in the U.S. Offer to Purchase filed as Exhibit
(a)(1)(i) to the Schedule TO-T, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your
compliance with applicable disclosure requirements and to enhance the overall disclosure
in your filings. We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other aspect of our review.
Feel free to contact me at the phone number listed at the end of this letter with any
questions about these comments or your filing generally.

Schedule TO-T

1. We note the commitment letters filed as Exhibit (b) to the Schedule TO-T. Have
    you filed all of the loan agreements described in the Offer to Purchase in the
    Source and Amount of Funds section on page 20 or elsewhere? See Item 1016(b)
    of Schedule TO-T.

Offer to Purchase – General

2. We know that under Mexican law, Purchaser may not exclude US holders from the Mexican Offer. Please discuss the risks presented for US shareholders who elect to tender outside of the US Offer into the Mexican Offer.

3. We note the disclosure on page 6 in the Summary Term Sheet to the effect that shareholders who hold Series B Shares in certificated (versus book entry) form may not tender into the Offer. In your response letter, explain how this restriction is consistent with the requirement that the US Offer be open to all holders of the target class on the same terms (subject to the exemption from Rule 14d-10 permitted to effect the dual offer structure). Your analysis should explain why this restriction is necessary, how long it generally takes to transfer a share held in certificated form into the book-entry transfer system, and the approximate cost (if any) of this process. We may have additional comments.

Forward Looking Statements, page v

4. The safe harbor for forward-looking statements in Section 21E of the Exchange Act does not by its terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Similarly, the safe harbor provisions of Section 27A of the Securities Act of 1933 are inapplicable because this is not a '33 Act document. Revise to delete the references to the Reform Act, or to make clear that the safe harbor is not available for statements made in connection with this Offer.

Summary Term Sheet – What are the conditions to the US. Offer?, page 7

5. Refer to the fourth bullet point in this subsection of the Offer to Purchase. We believe that the word "not" may be missing here. For example, see the disclosure under "What are the conditions to the Mexican Offer?" farther down on the same page. Please advise or revise.

Will Asur continue as a public company?, page 8

6. As you know, Rule 13e-3 applies to any transaction or series of transactions by an affiliate that is or are (taken as a whole) "reasonably likely" to result in either (i) causing the subject class of securities to be held of record by less than 300 persons; or (ii) causing any class of securities listed on a national exchange to be delisted. Since Mr. Chico is an affiliate of Asur, we believe this transaction would be subject to Rule 13e-3 if it is reasonably likely to have one of the effects outlined in the preceding sentence. Similarly, if this transaction is the first step in a series of transactions reasonably likely to produce such an effect, a Schedule 13E-3 is required at this time. However, given your disclosure in other parts of the

Offer to Purchase that this transaction is designed in part to continue the public market for the Series B Shares, which would appear inconsistent with the Rule 13e-3 effects test. Please revise to state whether this transaction is reasonably likely to produce a going private effect as outlined in Rule 13e-3(ii)(A) and (B). Make the same changes to the "Effects of the Offers on the Market for the Shares; Exchange Act Registration" on page 27. We may have additional comments.

7. See our last comment above. Confirm in your response letter that this is not the first step in a series of transactions with the purpose or reasonable likelihood of producing a "going private effect" as specified in Rule 13e-3.

Source and Amount of Funds, page 20

8. We note your disclosure that Purchaser and AA1 are special purpose vehicles created solely to conduct the Offers and that such entities have no assets or liabilities. Will any person or entity other than Mr. Chico guarantee the debt Purchaser or AA1 will incur to fund the purchase of tendered shares? If so, explain in your response letter why such guarantors are not bidders on the Schedule TO-T.

Financial Budgets and Other Information, page 35

9. Summarize the material assumptions underlying the projected budget information presented here.

10. We note that the projections on page 36 of the Offer to Purchase have not been prepared in accordance with US GAAP. As a result, advise us what consideration you have given as to whether the projections information disclosed would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of your amendment to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filing and responses to our comments. In addition, depending on the materiality of the new information you provide in response to comments, an extension and dissemination of supplemental offer materials may be required. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions